6 March 2002
Ref: 13/02

BHP BILLITON TO PROCEED WITH ZAMZAMA FIELD DEVELOPMENT

BHP Billiton today announced approval for the development of the Zamzama gas field in southern Pakistan. The announcement follows the signing of separate Gas Sales and Purchase Agreements and a Gas Pricing Agreement with the Government of Pakistan, the Sui Southern Gas Company Limited and Sui Northern Gas Pipelines Limited.

The agreements cover the supply of up to 320 million standard cubic feet per day (MMcf/d) of gas over the expected field life of 20 years, commencing in 2003. The core area of the Zamzama field to be developed has estimated proven and probable gross reserves of
1.7 trillion cubic feet (Tcf), of which BHP Billiton's equity share is around 650 billion cubic feet (Bcf).

The Zamzama development will commercialise gas resources from the field that were initially produced via an extended well test (EWT) production facility. Capital expenditure for this phase of the project will be in the order of US$100 million (BHP Billiton share US$40 million).

First production from the EWT commenced in March 2001, and at present the field is producing up to 100 MMcf/d of gas, which is being supplied to the Sui Southern Gas Company Limited under a 21-month contract.

President and CEO BHP Billiton Petroleum Philip Aiken said the successful technical and commercial operation of the EWT was an important precursor to the development of the field reserves.

"The success of the EWT has provided the impetus to develop further what is a key asset in BHP Billiton's gas commercialisation strategy," he said.

"The expansion of the Zamzama field will provide long-term benefits to all stakeholders and also will enable BHP Billiton to continue its positive association with the people and Government of Pakistan."

The Zamzama field development will require two additional processing trains which will be located on the existing EWT plant site, and the drilling of a minimum of three development wells. A stabilised condensate flow of 2,000 barrels per day will be exported by a small diameter pipeline to nearby pipeline infrastructure.

The Zamzama field lies within the original Dadu Exploration Concession awarded to BHP Billiton Petroleum in February 1995, located in the Sindh Province of southern Pakistan (approximately 200 kilometres north east of Karachi). The field is a major resource, covering an area of about 120 square kilometres, and ranks fourth in terms of Pakistan's discovered gas reserves.

BHP Petroleum (Pakistan) Pty Ltd has a 47.5 per cent interest in the Zamzama field, with partners LASMO (MP) Ltd (a wholly owned subsidiary of Eni S.p.A) - 23.75 per cent, PKP Exploration Ltd (formerly Premier Exploration Pakistan Ltd) - 23.75 per cent and Government Holdings (Private) Ltd - five per cent.

Government Holdings has the right to acquire an additional 20 per cent equity, following which revised interests would be:
BHP Billiton - 38.5 per cent, Government Holdings - 25 per cent;
PKP Exploration - 18.75 per cent and LASMO - 17.75 per cent.


Further information can be found on our Internet site:
http://www.bhpbilliton.com


Australia
Dr Robert Porter, Investor Relations
Tel:    +61 3 9609 3540
Mobile: +61 419 587 456
mailto:Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
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mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom/South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel:    +44 20 7747 3977
Mobile: +44 7881 518 715
mailto:Ariane.Gentil@bhpbilliton.com


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